UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of JANUARY 2026

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler signs preferred supplier agreement for foundation installation in 2028

Copenhagen, 28 January 2026 – Cadeler today announces that it has signed a preferred supplier agreement (PSA) with an undisclosed client for the transportation and installation (T&I) of monopiles and transition pieces at a large offshore wind farm located in European waters.

The installation campaign is expected to commence in the first half of 2028 and to be executed using two of Cadeler’s wind installation vessels, including one of the company’s newbuild A-class series which are designed to excel in XXL foundation installation. The PSA is subject to the client’s final investment decision on the project.

The agreement demonstrates the company’s continued development as a full-scope provider of foundation transportation and installation services within offshore wind. This will be Cadeler’s first full-scope foundation T&I project outside the United Kingdom.

Mikkel Gleerup, CEO of Cadeler, comments: “The signing of this preferred supplier agreement reflects continued confidence in Cadeler’s capabilities within offshore wind foundation transportation and installation. As we continue to build our pipeline of complex foundation scopes and broaden our experience in T&I across jurisdictions, our focus remains on safe execution and reliable project delivery.”

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For further information, please contact:

Cadeler Press Office:

press@cadeler.com

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler A/S (Cadeler) is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 January 2026	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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